Issuer Free Writing Prospectus
Dated November 25, 2020
Filed Pursuant to Rule 433
Registration Statement No. 333-239961

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-787-9239.

    NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

Ashford Hospitality Trust, Inc. Announces Closing of Exchange Offers for All Outstanding Series of Its Preferred Stock
DALLAS, November 25, 2020 -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust” or the “Company”) today announced the closing of its previously commenced offers to exchange (each an “Exchange Offer” and collectively the “Exchange Offers”) any and all shares of the Company’s 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”), 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the “Series G Preferred Stock”), 7.50% Series H Cumulative Preferred Stock,

par value $0.01 per share (the “Series H Preferred Stock”) and 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the “Series I Preferred Stock”, and together with the Series D Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock and the Series H Preferred Stock, the “Preferred Stock”) for newly issued shares of the Company’s common stock, par value $0.01 (the “Common Stock”). As previously announced, the Exchange Offers expired at 5:00 p.m., New York City time, on November 20, 2020.
Approximately 30% of the Preferred Stock (38,388,760 shares) participated in the Exchange Offers, broken out as follows:
•Approximately 24% of the Series D Preferred Stock (575,382 shares) participated in the Exchange Offer for the Series D Preferred Stock. 1,814,011 shares of Series D Preferred Stock remain outstanding;
•Approximately 37% of the Series F Preferred Stock (1,754,738 shares) participated in the Exchange Offer for the Series F Preferred Stock. 3,045,262 shares of Series F Preferred Stock remain outstanding;
•Approximately 27% of the Series G Preferred Stock (1,662,813 shares) participated in the Exchange Offer for the Series G Preferred Stock. 4,537,187 shares of Series G Preferred Stock remain outstanding;
•Approximately 27% of the Series H Preferred Stock (1,029,026 shares) participated in the Exchange Offer for the Series H Preferred Stock. 2,770,974 shares of Series H Preferred Stock remain outstanding; and
•Approximately 34% of the Series I Preferred Stock (1,857,747 shares) participated in the Exchange Offer for the Series I Preferred Stock. 3,542,253 shares of Series I Preferred Stock remain outstanding.

Each holder of Preferred Stock who tendered their shares into the Exchange Offers received 5.58 shares of newly issued Common Stock for each share of Preferred Stock. Any shares of Preferred Stock that did not participate in the Exchange Offers remain outstanding.
Where You Can Find Additional Information
In connection with the Exchange Offers (which expired at 5:00 p.m., New York City time, on November 20, 2020), the Company filed a registration statement on Form S-4 (as amended from time to time, the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) for the purpose of registering the Common Stock issued pursuant to the Exchange Offers under the Securities Act of 1933, as amended. The Registration Statement was declared effective on September 9, 2020 at 4:00 p.m. ET. The Company has also filed with the SEC a Schedule TO for the Exchange Offers and a proxy statement on Schedule 14A to solicit proxies from the holders of its Common Stock to approve the relevant items upon which the holders of the Common Stock were entitled to vote (as amended, the “Proxy Statement”).
This does not constitute an offer of any securities for sale. Further, this communication is not a solicitation of a proxy from any security holder of the Company and shall not constitute the solicitation of an offer to buy securities.
Investors should read the Registration Statement and the Schedule TO for the Exchange Offers as they contain important information about the Exchange Offers, the Company and the other proposed transactions. Holders of Common Stock should read the Proxy Statement and any other relevant documents because they contain important information about the Company and the proposed transactions. The Registration Statement, Schedule TO and Proxy Statement are available for free on the SEC’s website, www.sec.gov. The prospectus included in the Registration Statement and additional copies of the Proxy Statement will be available for free from the Company for the applicable shareholders of the Company.

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Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing predominantly in upper upscale, full-service hotels.
Ashford has created an Ashford App for the hospitality REIT investor community. The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”
Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.
These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of the novel strain of coronavirus (COVID-19) on our business; the ability of the Company and the Company’s advisor, Ashford Inc., to continue as a going concern; the timing and outcome of the Securities and Exchange Commission’s investigation; our ability to meet the New York Stock Exchange continued listing standards; our ability to repay, refinance or restructure our debt and the debt of certain of our subsidiaries; general volatility of the capital markets and the market price of our common stock and preferred stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.
The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We will not publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise except to the extent required by law.